SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           BERGEN BRUNSWIG CORPORATION
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $1.50 PAR VALUE
                         (Title of Class of Securities)

                                    083739102
                                 (Cusip Number)

      ARMANDO A. TABERNILLA, 4400 BISCAYNE BOULEVARD, MIAMI, FLORIDA 33137
                                 (305) 575-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 20, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP NO. 083739102                  13D                          PAGE 2 OF 6
----------------------------                            ------------------------

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1          NAME OF REPORTING
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           IVAX Corporation

           I.R.S.# 16-1003559
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2          Check the appropriate Box if a Member of a Group            (a) [ ]
                                                                       (b) [ ]
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3          SEC USE ONLY
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4          SOURCE OF FUNDS*

           Not Applicable
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida, United States of America
--------------------------------------------------------------------------------
NUMBER OF        7         SOLE VOTING POWER
SHARES                             9,953,076
BENEFI-          ---------------------------------------------------------------
CIALLY           8         SHARED VOTING POWER
OWNED BY                           2,204,356
EACH
REPORTING        ---------------------------------------------------------------
PERSON           9         SOLE DISPOSITIVE POWER
WITH                               9,953,076

                 ---------------------------------------------------------------
                 10        SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,157,432
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                          [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           24.3%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

         The Schedule 13D previously filed by IVAX Corporation, a Florida corporation ("IVAX"), with respect to the Class A Common Stock, par value $1.50 per share (the "Common Stock"), of Bergen Brunswig Corporation, a New Jersey corporation (the "Issuer") is amended and supplemented as follows:

Item 2.  IDENTITY AND BACKGROUND.

         Item 2 is amended and supplemented as follows:

         Information as to the identity and background of the directors and executive officers of IVAX is set forth in Appendix A attached hereto, which is incorporated herein by reference.

         Neither IVAX nor, to the best knowledge of IVAX, any of the directors, executive officers or controlling persons of IVAX during the last five years,
(a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended and supplemented as follows:

         On March 20, 1997, the Issuer unilaterally terminated the Agreement and Plan of Merger, dated as of November 10, 1996, between, among others, the Issuer and IVAX (the "Agreement").

         In connection with the termination, the Issuer filed a lawsuit against IVAX on March 21, 1997, in the United States District Court for the Southern District of New York alleging, among other things, various breaches of the Agreement. IVAX does not believe that the Issuer had a legal right to terminate the Agreement and intends to defend the suit vigorously and pursue a counterclaim for breach of the Agreement by the Issuer.

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

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                      IVAX Corporation

                                      /S/ ARMANDO A. TABERNILLA
                                      ----------------------------------
Date: March 27, 1997                  Armando A. Tabernilla
                                      Vice President - Legal Affairs and
                                      General Counsel, IVAX Corporation


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

                                   APPENDIX A

         The following information is set forth as to directors and persons who may be deemed to be executive officers of IVAX.

                 NAME                                   EMPLOYER                                 POSITION
             AND POSITION                                  AND
               WITH IVAX                                 ADDRESS

Mark Andrews                             American Exploration                     Chairman of the Board of
Director                                 Company                                  Directors and Chief
                                         1331 Lamar                               Executive Officer
                                         Houston, TX  77010

Lloyd Bentsen                            Verner, Liipfert, Bernhard,              Attorney
Director                                 McPherson & Hand
                                         2600 Texas Commerce
                                         Tower
                                         600 Travis
                                         Houston, TX  77002

Ernst Biekert, Ph.D.                     University of Heidelberg                 Professor
Director                                 Weinheimerstr. 21
                                         Limburgerhof
                                         Germany 67117

Dante B. Fascell                         Holland & Knight                         Attorney/Partner
Director                                 701 Brickell Avenue
                                         Suite 3000
                                         Miami, FL  33131

Jack Fishman, Ph.D                       IVAX Corporation                         Vice Chairman of the Board
Vice Chairman of the Board               4400 Biscayne Boulevard                  of Directors
of Directors                             Miami, FL  33137

Phillip Frost, M.D.                      IVAX Corporation                         Chairman of the Board of
Chairman of the Board of                 4400 Biscayne Boulevard                  Directors and Chief
Directors and Chief                      Miami, FL  33137                         Executive Officer
Executive Officer

Harold S. Geneen                         Gunther International Ltd.               Chairman of the Board of
Director                                 301 Park Avenue                          Directors
                                         Suite 1919
                                         New York, NY 10022

Jane Hsiao, Ph.D                         IVAX Corporation                         Vice Chairman-Technical
Director, Vice Chairman --               4400 Biscayne Boulevard                  Affairs
Technical Affairs                        Miami, FL  33137

Lyle Kasprick                            1067 Linden Lane                         Private Investor
Director                                 Orono, MN 55364-9754


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

Isaac Kaye                               Norton Healthcare Ltd.                   Chief Executive Officer
Director, Deputy Chief                   Gemini House - Flex
Executive Officer                        Meadow
                                         Harlow - Essex CM19 5TJ
                                         England

Harvey M. Krueger                        Lehman Brothers                          Senior Managing Director
Director                                 American Express Towers
                                         17th Floor
                                         World Financial Center
                                         New York, NY  10285

John H. Moxley III, M.D.                 Korn/Ferry International                 Vice President
Director                                 1800 Century Park East
                                         Suite 900
                                         Los Angeles, CA  90067

Robert C. Strauss                        IVAX Corporation                         President and Chief
Director, President and                  4400 Biscayne Boulevard                  Operating Officer
Chief Operating Officer                  Miami, FL  33137

Michael Weintraub                        200 S.E. 1st Street                      Private Investor
Director                                 Suite 900
                                         Miami, FL  33131

Samuel Broder, M.D.                      IVAX Corporation                         Senior Vice President-
Senior Vice President --                 4400 Biscayne Boulevard                  Research and Development
Research and Development                 Miami, FL  33137                         and Chief Scientific Officer
and Chief Scientific Officer

Michael W. Fipps                         IVAX Corporation                         Chief Financial Officer
Chief Financial Officer                  4400 Biscayne Boulevard
                                         Miami, FL  33137

Norwick B.H. Goodspeed                   McGaw, Inc.                              President and Chief
President and Chief                      2325 McGaw Avenue                        Executive Officer
Executive Officer --                     Irvine, California 92714
McGaw, Inc.


Except for Dr. Biekert, who is a citizen of Germany, and Mr. Kaye who is a citizen of Ireland, all such individuals are citizens of the United States of America.


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